FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1             FRN Variable Rate Fix dated 16 February 2004
No. 2             FRN Variable Rate Fix dated 16 February 2004
No. 3             FRN Variable Rate Fix dated 16 February 2004
No. 4             FRN Variable Rate Fix dated 16 February 2004
No. 5             FRN Variable Rate Fix dated 16 February 2004
No. 6             FRN Variable Rate Fix dated 17 February 2004
No. 7             FRN Variable Rate Fix dated 17 February 2004
No. 8             FRN Variable Rate Fix dated 17 February 2004
No. 9             FRN Variable Rate Fix dated 17 February 2004
No. 10            FRN Variable Rate Fix dated 17 February 2004
No. 11            Doc re. Pricing supplement dated 17 February 2004
No. 12            Doc re. Pricing supplement dated 17 February 2004
No. 13            Doc re. Pricing supplement dated 17 February 2004
No. 14            FRN Variable Rate Fix dated 17 February 2004
No. 15            FRN Variable Rate Fix dated 17 February 2004
No. 16            Doc re. Pricing supplement dated 18 February 2004
No. 17            FRN Variable Rate Fix dated 18 February 2004
No. 18            FRN Variable Rate Fix dated 18 February 2004
No. 19            FRN Variable Rate Fix dated 18 February 2004
No. 20            FRN Variable Rate Fix dated 19 February 2004
No. 21            FRN Variable Rate Fix dated 19 February 2004
No. 22            Employee Share Option Scheme dated 20 February 2004

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Document No. 1

RE: NORTHERN ROCK PLC
    GBP 4,000,000.00
    MATURING: 24-Jly-2007
    ISSUE DATE: 13-May-2002
    ISIN:XS0148017667

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 13-Feb-2004 TO 13-May-2004 HAS BEEN FIXED AT 4.258280 PCT.

INTEREST PAYABLE VALUE 13-May-2004 WILL AMOUNT TO
GBP 104.71 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 2

RE: NORTHERN ROCK PLC
    GBP 2,500,000.00
    MATURING: 13-Feb-2009
    ISSUE DATE: 19-Aug-2003
    ISIN:XS0174976695

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 13-Feb-2004 TO 13-May-2004 HAS BEEN FIXED AT 4.258280 PCT.

INTEREST PAYABLE VALUE 13-May-2004 WILL AMOUNT TO
GBP 1,049.99 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 3

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 13-Aug-2004
    ISSUE DATE: 13-Aug-1999
    ISIN:XS0100900165

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 13-Feb-2004 TO 13-May-2004 HAS BEEN FIXED AT 4.228280 PCT.

INTEREST PAYABLE VALUE 13-May-2004 WILL AMOUNT TO
GBP 104.26 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 4

RE: NORTHERN ROCK PLC
    EUR 500,000,000.00
    MATURING: 16-May-2006
    ISSUE DATE: 16-May-2003
    ISIN: XS0168622073

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2004 TO 17-May-2004 HAS BEEN FIXED AT 2.167000 PCT

INTEREST PAYABLE VALUE 17-May-2004 WILL AMOUNT TO:
EUR 5.48 PER EUR 1,000.00 DENOMINATION
EUR 54.78 PER EUR 10,000.00 DENOMINATION
EUR 547.77 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 5

RE: NORTHERN ROCK PLC
    GBP 475,000.00
    MATURING: 12-May-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168553674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Feb-2004 TO 12-May-2004 HAS BEEN FIXED AT 4.215780 PCT

INTEREST PAYABLE VALUE 12-May-2004 WILL AMOUNT TO:
GBP 10.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 6

RE: NORTHERN ROCK BUILDING SOCIETY
GBP 5,400,000.00
MATURING:11-Aug-2006
ISSUE DATE: 14-Aug-2000
ISIN: XS0116378414

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Feb-2004 to 14-May-2004 HAS BEEN FIXED AT 4.237500 PCT.

INTEREST PAYABLE VALUE 14-May-2004 WILL AMOUNT TO
GBP 102.16 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 7

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,100,000.00
    MATURING: 14-Feb-2007
    ISSUE DATE: 14-Feb-2002
    ISIN:XS0143113438

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Feb-2004 TO 14-May-2004 HAS BEEN FIXED AT 4.157500 PCT.

INTEREST PAYABLE VALUE 14-May-2004 WILL AMOUNT TO
GBP 10.02 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 8

RE: NORTHERN ROCK PLC
    GBP 18,162,000.00
    MATURING: 14-Nov-2008
    ISSUE DATE: 14-May-2003
    ISIN:XS0168679347

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Feb-2004 TO 14-May-2004 HAS BEEN FIXED AT 4.287500 PCT.

INTEREST PAYABLE VALUE 14-May-2004 WILL AMOUNT TO
GBP 10.34 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 9

RE: NORTHERN ROCK PLC
    GBP 3,348,000.00
    MATURING: 15-May-2009
    ISSUE DATE: 09-May-2003
    ISIN:XS0168553914

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Feb-2004 TO 17-May-2004 HAS BEEN FIXED AT 4.287500 PCT.

INTEREST PAYABLE VALUE 17-May-2004 WILL AMOUNT TO
GBP 10.69 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 10

RE: NORTHERN ROCK PLC
    GBP 21,381,000.00
    MATURING: 15-May-2006
    ISSUE DATE: 14-May-2003
    ISIN:XS0168679693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 16-Feb-2004 TO 17-May-2004 HAS BEEN FIXED AT 4.237500 PCT.

INTEREST PAYABLE VALUE 17-May-2004 WILL AMOUNT TO
GBP 10.56 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



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Document No. 11

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  301
Description:                   GBP400,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.011 per cent
Specified Denomination         GBP1,000, GBP10,000, GBP100,000
Issue Date:                    16 January 2004
Maturity Date:                 January 2007
ISIN:                          XS0183743151

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).



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Document No. 12

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  303
Description:                   GBP1,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100 per cent
Specified Denomination         GBP1,000
Issue Date:                    16 January 2004
Maturity Date:                 16 January 2007
ISIN:                          XS0183578953

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


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Document No. 13

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  302
Description:                   GBP25,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100 per cent
Specified Denomination         GBP1,000
Issue Date:                    16 January 2004
Maturity Date:                 16 July 2009
ISIN:                          XS0183579415

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


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Document No. 14

RE: NORTHERN ROCK BUILDING SOCIETY
    DEM 30,000,000.00
    MATURING: 19-Aug-2004
    ISSUE DATE: 19-Aug-1997
    ISIN: XS0079534706

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Feb-2004 TO 19-May-2004 HAS BEEN FIXED AT 2.154500 PCT

INTEREST PAYABLE VALUE 19-May-2004 WILL AMOUNT TO:
DEM 26,931.25 PER DEM 5,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 15

RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Feb-2004 TO 19-Mar-2004 HAS BEEN FIXED AT 0.250000 PCT

INTEREST PAYABLE VALUE 19-Mar-2004 WILL AMOUNT TO:
CHF 2.01 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 16

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  306
Description:                   USD8,676,000
Currency/ Principal Amount:    United States Dollars
Issue Price:                   100.00 per cent
Specified Denomination         USD1,000
Issue Date:                    27 January 2004
Maturity Date:                 July 2008
ISIN:                          XS0184621414

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).


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Document No. 17

RE: NORTHERN ROCK PLC
    GBP 268,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 14-Nov-2003
    ISIN: XS0179678940

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Feb-2004 TO 18-May-2004 HAS BEEN FIXED AT 4.219530 PCT

INTEREST PAYABLE VALUE 18-May-2004 WILL AMOUNT TO:
GBP 10.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 18

RE: NORTHERN ROCK PLC
    GBP 3,254,000.00
    MATURING: 18-May-2009
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373133

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Feb-2004 TO 18-May-2004 HAS BEEN FIXED AT 4.289530 PCT

INTEREST PAYABLE VALUE 18-May-2004 WILL AMOUNT TO:
GBP 10.58 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 19

RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 20-May-2005
    ISSUE DATE: 20-May-2003
    ISIN: XS0168846425

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Feb-2004 TO 20-May-2004 HAS BEEN FIXED AT 2.130000 PCT

INTEREST PAYABLE VALUE 20-May-2004 WILL AMOUNT TO:
EUR 532.50 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



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Document No. 20

RE: NORTHERN ROCK PLC
    USD 100,000,000.00
    MATURING: 21-Feb-2099
    ISSUE DATE: 21-Feb-2001
    ISIN: XS0125284777

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Feb-2004 TO 24-May-2004 HAS BEEN FIXED AT 2.120000 PCT

INTEREST PAYABLE VALUE 24-May-2004 WILL AMOUNT TO:
USD 53.59 PER USD 10,000.00 DENOMINATION
USD 535.89 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881



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Document No. 21

RE: NORTHERN ROCK PLC
    GBP 617,000.00
    MATURING: 19-May-2008
    ISSUE DATE: 16-May-2003
    ISIN: XS0168806635

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Feb-2004 TO 19-May-2004 HAS BEEN FIXED AT 4.226250 PCT

INTEREST PAYABLE VALUE 19-May-2004 WILL AMOUNT TO:
GBP 10.42 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881


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Document No. 22

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 20 February 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 18,200 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 23,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,688,573 Shares representing 1.35% of the Company's issued share capital.

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                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  23 February 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary